STATEMENT OF INVESTMENTS

General Municipal Money Market Fund

August 31, 2008 (Unaudited)

Short-Term Investments--99.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--6.2%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	2.20	9/7/08	29,500,000 a	29,500,000
Birmingham Industrial Development Board, SWDR (American Cast Iron Company Project) (LOC; Southtrust Bank)	2.05	9/7/08	3,585,000 a	3,585,000
Fultondale Industrial Development Board, IDR (Melsur Corporation Project) (LOC; Amsouth Bank)	2.00	9/7/08	2,640,000 a	2,640,000
Jefferson County, Sewer Revenue Capital Improvement Warrants	5.38	2/1/09	7,360,000 b	7,544,131
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	1.87	9/7/08	12,500,000 a,c	12,500,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	1.91	9/7/08	2,340,000 a	2,340,000
Arkansas--4.3%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	1.99	9/7/08	6,675,000 a	6,675,000
Morgan Keegan Municipal Products Inc. (Arkansas Development Finance Authority, SFMR) (Liquidity Facility; BNP Paribas and LOC; Natixis)	2.14	9/7/08	33,920,000 a,c	33,920,000
California--3.0%				
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	2.19	9/7/08	17,950,961 a,c	17,950,961
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.10	9/7/08	10,000,000 a,c	10,000,000

Colorado--1.5%

Colorado Educational and Cultural Facilities Authority, Education Revenue (Vail Mountain School Project) (LOC; Key Bank)	2.11	9/7/08	5,000,000 a	5,000,000
Cornerstar Metropolitan District, Special Revenue (LOC; Compass Bank)	1.92	9/7/08	6,500,000 a	6,500,000
Morgan Keegan Municipal Products Inc. (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	2.04	9/7/08	2,240,000 a,c	2,240,000

Delaware--2.1%

Delaware Economic Development Authority, IDR (Delaware Clean Power Project)	2.60	9/1/08	15,000,000 a	15,000,000
Delaware Economic Development Authority, IDR (V&S Galvanizing LLC Project) (LOC; Key Bank)	2.11	9/7/08	4,885,000 a	4,885,000

District of Columbia--2.5%

Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	1.92	9/7/08	9,725,000 a,c	9,725,000
Metropolitan Washington DC Airports Authority, CP (LOC; Bank of America)	1.63	9/9/08	13,500,000	13,500,000

Florida--15.8%

Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	2.02	9/7/08	1,610,000 a,c	1,610,000
Brevard County Health Facilities Authority, Revenue, Refunding (Retirement Housing Foundation Obligated Group - Courtenay Springs Village) (LOC; KBC Bank)	1.80	9/7/08	6,400,000 a	6,400,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	1.60	10/10/08	13,588,000	13,588,000
Cape Coral, Water and Sewer Revenue (Insured; FSA and Liquidity				

Facility; PB Finance Incorporated)	2.19	9/7/08	12,985,000 a,c	12,985,000
Capital Trust Agency, MFHR (Brittany Bay Apartments - Waterman's Crossing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.08	9/7/08	10,000,000 a,c	10,000,000
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue	4.50	6/1/09	25,000,000	25,180,781
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	2.00	9/7/08	11,335,000 a	11,335,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	2.05	9/7/08	3,470,000 a	3,470,000
Hillsborough County Industrial Development Authority, IDR, Health Facilities Projects (University Community Hospital) (LOC; Wachovia Bank)	1.89	9/7/08	9,600,000 a	9,600,000
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (LOC; Wachovia Bank)	2.55	9/1/08	15,155,000 a	15,155,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	1.78	9/10/08	20,000,000	20,000,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,006,180
Sarasota County Public Hospital District, HR (Sarasota Memorial Hospital Project) (LOC; Fifth Third Bank)	1.81	9/7/08	2,900,000 a	2,900,000
Volusia County Industrial Development Authority, Revenue, Refunding (Retirement Housing Foundation Obligated Group - Bishop's Glen) (LOC; KBC Bank)	1.80	9/7/08	7,500,000 a	7,500,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	5,000,000	5,001,183
Georgia--3.6%				
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	1.90	9/7/08	2,700,000 a	2,700,000
Floyd County Development Authority, Revenue (Berry College Project) (LOC; SunTrust Bank)	1.85	9/7/08	11,000,000 a	11,000,000
Fulton County Housing Authority,				

MFHR (Liquidity Facility; FHLMC and LOC; FHMLC)	2.08	9/7/08	15,000,000 a,c	15,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	2.00	9/7/08	5,700,000 a,c	5,700,000
Hawaii--2.7%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	1.88	9/7/08	16,000,000 a,c	16,000,000
Hawaii Housing Finance and Development Corporation, MFHR (Kukui Gardens) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.00	9/7/08	9,550,000 a,c	9,550,000
Idaho--1.7%				
Idaho Health Facilities Authority, Revenue (Saint Luke's Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	2.53	9/1/08	16,045,000 a	16,045,000
Illinois--2.0%				
Chicago, Collateralized SFMR	3.58	10/7/08	1,480,000	1,480,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	2.15	9/7/08	8,000,000 a	8,000,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	2.15	9/7/08	3,900,000 a	3,900,000
Morgan Keegan Municipal Products Inc. (Aurora, SFMR) (Liquidity Facility; BNP Paribas and LOC; AIG Matched Funding Corporation)	2.09	9/7/08	5,085,000 a,c	5,085,000
Indiana--1.8%				
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	9,000,000	9,000,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia				

Bank and LOC: FNMA and GNMA)	2.02	9/7/08	680,000 a,c	680,000
Indianapolis Local Public				
Improvement Bond Bank, Notes	2.95	1/8/09	7,000,000	7,000,000

Kansas--2.0%

Atchison,				
Industrial Revenue				
(StressCrete, Inc.) (LOC; Key				
Bank)	2.11	9/7/08	5,725,000 a	5,725,000
Junction City,				
GO Temporary Notes	4.50	6/1/09	7,000,000	7,038,065
Mission,				
MFHR, Refunding (The Falls				
Apartments Project) (LOC; FNMA)	2.00	9/7/08	6,000,000 a	6,000,000

Kentucky--5.4%

Kenton County Airport Board,				
Special Facilities Revenue				
(Airis Cincinnati LLC Project)				
(LOC; Deutsche Postbank)	2.15	9/7/08	49,200,000 a	49,200,000
Kentucky Economic Development				
Finance Authority, Health				
Facilities Revenue (Kentucky				
Easter Seal Society Project)				
(LOC; Bank One)	1.85	9/7/08	2,000,000 a	2,000,000

Louisiana--.4%

Louisiana Public Facilities				
Authority, Revenue (Blood				
Center Properties Inc.				
Project) (LOC; Bank One)	2.85	9/7/08	1,400,000 a	1,400,000
Louisiana Public Facilities				
Authority, Revenue (GCGK				
Investments LLC Project) (LOC;				
Amsouth Capital)	1.89	9/7/08	2,400,000 a	2,400,000

Maryland--1.6%

Frederick County,				
Revenue (Homewood Inc.				
Facility) (LOC; M&T Bank)	1.66	9/7/08	8,800,000 a	8,800,000
Maryland Economic Development				
Corporation, Revenue (CWI				
Limited Partnership Facility)				
(LOC; M&T Bank)	1.94	9/7/08	3,385,000 a	3,385,000
Maryland Industrial Development				
Financing Authority, Revenue				
(Mercy High School Facility)				
(LOC; M&T Bank)	1.94	9/7/08	3,210,000 a	3,210,000

Massachusetts--2.1%

Massachusetts Health and				
Educational Facilities				
Authority, Revenue				
(Northeastern University Issue)	2.25	6/11/09	11,300,000	11,300,000

Massachusetts Health and Educational Facilities Authority, Revenue (Pool Loan Program Issue) (LOC; TD Banknorth NA)	2.45	9/1/08	3,800,000 a	3,800,000
Silver Lake Regional School District, GO Notes, BAN	2.25	11/21/08	5,000,000	5,004,898

Michigan--3.5%

Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	1.86	9/7/08	4,000,000 a	4,000,000
Michigan Housing Development Authority, SFMR	3.05	11/6/08	9,000,000	9,000,000
Michigan Strategic Fund, LOR (Extruded Aluminum Corporation Project) (LOC; Comerica Bank)	2.00	9/7/08	10,000,000 a	10,000,000
Oakland County Economic Development Corporation, LOR (Three M Tool and Machine Inc. Project) (LOC; Comerica Bank)	2.00	9/7/08	10,000,000 a	10,000,000

Minnesota--2.6%

Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facilities Revenue (Children's Hospitals and Clinics) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	2.60	9/1/08	9,675,000 a	9,675,000
Minnesota Housing Finance Agency, Residential Housing Finance Revenue (Liquidity Facility; Lloyds TSB Bank PLC)	1.95	9/7/08	15,050,000 a	15,050,000

Missouri--1.1%

Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	1.55	9/16/08	7,552,000	7,552,000
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Drury College) (LOC; Bank of America)	2.48	9/1/08	2,590,000 a	2,590,000

Montana--.4%

Helena, Higher Education Revenue (Carroll College Issue) (LOC; U.S. Bank NA)	2.48	9/1/08	3,630,000 a	3,630,000

New Hampshire--1.4%

New Hampshire Health and Education Facilities Authority, Revenue (The Derryfield School Issue) (LOC; RBS Citizen's NA)	1.88	9/7/08	7,000,000 a	7,000,000
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	2.17	9/7/08	305,000 a,c	305,000
Rockingham County, GO Notes, TAN	2.50	12/18/08	6,000,000	6,014,418

New York--1.7%

New York State Housing Finance Agency, Housing Revenue (55 West 25th Street) (Liquidity Facility; FNMA and LOC; FNMA)	1.95	9/7/08	15,000,000 a	15,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	1.96	9/7/08	975,000 a,c	975,000

North Carolina--2.9%

North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	1.92	9/7/08	4,925,000 a,c	4,925,000
Piedmont Triad Airport Authority, Airport Revenue (LOC; Branch Banking and Trust Co.)	2.15	9/7/08	4,000,000 a	4,000,000
Raleigh-Durham Airport Authority, Airport Revenue, Refunding (LOC; Wachovia Bank)	1.91	9/7/08	15,000,000 a	15,000,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	2.00	9/7/08	3,325,000 a	3,325,000

North Dakota--1.0%

North Dakota Housing Finance Agency, Revenue (Housing Finance Program - Home Mortgage Finance Program)	3.00	4/14/09	9,000,000	9,027,105

Ohio--1.5%

Lima,
  HR (Lima Memorial Hospital

Project) (LOC; Bank One)	1.92	9/7/08	1,910,000 a	1,910,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	1.95	9/7/08	1,000,000 a	1,000,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	1.95	9/7/08	100,000 a	100,000
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Liquidity Facility; KBC Bank and LOC; GNMA)	1.95	9/7/08	10,000,000 a	10,000,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	2.77	9/7/08	785,000 a	785,000

Oklahoma--2.1%

Oklahoma Development Finance Authority, Health System Revenue, Refunding (INTEGRIS Baptist Medical Center, Inc., INTERGRIS South Oklahoma City Hospital Corporation and INTEGRIS Rural Health, Inc.) (Insured; Assured Guaranty and Liquidily Facility; JPMorgan Chase Bank)	2.35	9/1/08	10,000,000 a	10,000,000
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	2.00	11/15/08	10,000,000	10,000,000

Oregon--.8%

Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	1.81	9/7/08	8,000,000 a	8,000,000

Pennsylvania--5.8%

Allegheny County Hospital Development Authority, Health Care Revenue (Dialysis Clinic, Inc. Project) (LOC; SunTrust Bank)	1.85	9/7/08	2,600,000 a	2,600,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	2.05	9/7/08	645,000 a	645,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation				

Project) (LOC; Wachovia Bank)	1.95	9/7/08	2,400,000 [a]	2,400,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	1.90	9/7/08	4,000,000 [a]	4,000,000
Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.25	9/7/08	15,000,000 [a]	15,000,000
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	2.00	9/2/08	4,000,000	4,000,000
Pennsylvania Economic Development Financing Authority, Exempt Facility Revenue (PPL Energy Supply) (LOC; Wachovia Bank)	1.80	4/9/09	5,000,000	5,000,000
Philadelphia, Gas Works Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia, JPMorgan Chase Bank and Wachovia Bank)	2.04	9/7/08	10,600,000 [a]	10,600,000
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured: Berkshire Hathaway Finance and Merrill Lynch Capital Services)	1.83	9/7/08	11,000,000 [a,c]	11,000,000
South Carolina--.3%				
South Carolina Jobs-Economic Development Authority, EDR (Orders Realty Company, Inc. Project) (LOC; Wachovia Bank)	2.00	9/7/08	2,700,000 [a]	2,700,000
Texas--4.5%				
Collin County Housing Finance Corporation, Multifamily Revenue (Carpenter-Oxford Development Housing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.08	9/7/08	4,195,000 [a,c]	4,195,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	2.35	9/7/08	4,310,000 [a]	4,310,000
Lubbock Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA				

and GNMA)	4.40	10/15/08	9,940,000	9,940,000
North Texas Tollway Authority, BAN	4.13	11/19/08	7,230,000	7,232,369
Port of Port Arthur Navigation District, Revenue, CP (BASF AG)	1.95	9/4/08	5,000,000	5,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	2.54	9/7/08	7,000,000 [a,c]	7,000,000
Texas Department of Housing and Community Affairs, Multifamily Housing Mortgage Revenue, Refunding (Red Hills Villas) (Liquidity Facility; FNMA and LOC; FNMA)	2.02	9/7/08	5,015,000 [a]	5,015,000
Vermont--.5%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon)	1.80	9/9/08	5,000,000	5,000,000
Virginia--4.6%				
Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	2.10	9/7/08	3,265,000 [a]	3,265,000
Capital Beltway Funding Corporation of Virginia, Senior Lien Multi-Modal Toll Revenue (I-495 Hot Lanes Project) (LOC; DEPFA Bank PLC)	2.00	9/7/08	15,000,000 [a]	15,000,000
Fairfax County Economic Development Authority, Educational Facilities Revenue (Trinity Christian School Project) (LOC; Wachovia Bank)	1.90	9/7/08	9,000,000 [a]	9,000,000
Lynchburg Industrial Development Authority, HR (Centra Health, Inc.) (LOC; Branch Banking and Trust Co.)	1.80	9/7/08	5,000,000 [a]	5,000,000
Roanoke Industrial Development Authority, HR (Carilion Health System Obligated Group) (Insured; FSA and Liquidity Facility; Wachovia Bank)	2.55	9/1/08	5,000,000 [a]	5,000,000
Virginia Port Authority, Subordinate Port Facilities Revenue, BAN	3.00	7/1/09	6,500,000	6,555,538
Washington--2.2%				
Port of Seattle, Subordinate Lien Revenue, Refunding (LOC; Landesbank				

Hessen-Thuringen Girozentrale)	1.85	9/7/08	20,000,000 a	20,000,000
Washington				
GO (Putters Program)				
(Liquidity Facility; PNC Bank				
NA)	1.87	9/7/08	1,225,000 a,c	1,225,000

West Virginia--.3%
Ritchie County,

IDR (Simonton Building				
Products, Inc.) (LOC; PNC Bank)	1.97	9/7/08	2,800,000 a	2,800,000

Wisconsin--2.8%
Holmen School District,

BAN	3.00	2/1/09	5,250,000	5,273,651
Park Falls,				
IDR (Weather Shield Project)				
(LOC; Bank One)	2.35	9/7/08	4,125,000 a	4,125,000
Wisconsin Housing and Economic				
Development Authority, Home				
Ownership Revenue (Liquidity				
Facility; Fortis Bank)	2.00	9/7/08	12,020,000 a	12,020,000
Wisconsin School Districts,				
COP (Cash Flow Management				
Program) (LOC; U.S. Bank NA)	4.00	10/30/08	4,800,000	4,807,008

Wyoming--.6%
Campbell County,

IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000

Total Investments (cost $938,211,289)	**99.3%**		**938,211,288**
Cash and Receivables (Net)	**.7%**		**6,290,874**
Net Assets	**100.0%**		**944,502,162**

a   Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b   This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $192,570,961 or 20.4% of net assets.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes

BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	938,211,288
Level 3 - Significant Unobservable Inputs	0
Total	938,211,288